Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

                  The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

                  In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

                  Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.

--------------------------------------------------------------------------------
                        ATTENTION NORMANDY MINING LIMITED
                                  SHAREHOLDERS


                                    NEWMONT'S

                                     OFFER

                                     IS THE

                                  BEST CHOICE


--------------------------------------------------------------------------------



            NEWMONT IS NOW OFFERING 3.85 NEWMONT SHARES PLUS A$40.00
                          CASH PER 100 NORMANDY SHARES.

        This offer values your Normandy shares at $1.90* and represents:

          *    a 5% premium to the AngloGold offer

          * a 73% premium to the Normandy price immediately prior to AngloGold's initial offer


                 SUBJECT TO ITS FIDUCIARY DUTIES, THE NORMANDY
                     BOARD HAS AGREED TO RECOMMEND THAT YOU
                     ACCEPT THE NEWMONT OFFER AND THEREFORE
                           REJECT THE ANGLOGOLD OFFER

               NEWMONT WILL LAUNCH ITS OFFER AS SOON AS POSSIBLE.

                         IN THE MEANTIME, DO NOT ACCEPT
                           ANGLOGOLD'S INFERIOR OFFER

* Based on closing prices on 18 December 2001.
  Shareholders are urged to obtain updated quotes on the Normandy, Newmont and AngloGold shares.


               --------------------------------------------------

                                    NEWMONT


                           If you have any questions,
                   please call the Newmont information line:

                                  1800 507 507